UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park, Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

April 14, 2016.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By:	/s/ Pierre Dulin

Name:	Pierre Dulin
Title:	General Manager

BLADEX’S 1Q16 BUSINESS PROFIT REACHED $28.1 MILLION (+11% QoQ, +2% YoY); WITH TOTAL NET PROFIT OF $23.4 MILLION (+1% QoQ, -22% YoY), OR $0.60 PER SHARE

PANAMA CITY, REPUBLIC OF PANAMA, April 14, 2016 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the first quarter ended March 31, 2016.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Financial data as of March 31, 2015 has also been prepared in accordance with IFRS to allow year-on-year comparisons.

First Quarter 2016 Highlights

Reported results:

•	Bladex’s 1Q16 Net Profit totaled $23.4 million (+1% QoQ, -22% YoY), as improved Business Profit (1) of $28.1 million (+11% QoQ, +2% YoY) mainly from higher net interest income (+5% QoQ, +10% YoY), and lower operating expenses (-6% QoQ and YoY), was partially offset by negative non-core results of $4.7 million in the 1Q16, mostly from the Bank’s participation in the investment funds, terminated as of April 1, 2016.

•	Net interest income reached $39.5 million in 1Q16, led by higher average lending rates (+34 bps QoQ, +48 bps YoY), mainly from higher lending spreads and the re-pricing of assets due to increased market rates, which more than offset the effects of lower average lending balances and higher funding costs from increased market rates (+12 bps QoQ, +25 bps YoY).

•	Fees and other income totaled $2.8 million in 1Q16, representing a 63% QoQ decrease in the absence of completed transactions in the loan structuring and syndication business, with a number of mandated transactions slated to close in following quarters. Fees and other income increased 3% YoY, mainly from higher commissions in the structuring and syndication business.

Key performance metrics:

•	The Bank’s 1Q16 annualized return on average equity ROAE (3) and Business ROAE (4) reached 9.6% and 11.6%, respectively, compared to 9.5% and 10.4% in the fourth quarter 2015, and to 13.0% and 11.9% a year ago.

•	Margins improved significantly, as 1Q16 NIS (5) and NIM (6) reached 1.85% (+13 bps QoQ; +17 bps YoY) and 2.06% (+16 bps QoQ; +22 bps YoY), respectively.

•	The Bank’s 1Q16 Efficiency Ratio was 33% (+3 pts. QoQ, +2 pts. YoY) as non-core losses offset lower operating expenses, while Business Efficiency Ratio (7) was 30% (+1 pt. QoQ, -3 pts. YoY), as core operating revenues increased 5% YoY and operating expenses decreased 6%.

Credit Growth & Quality:

•	As of March 31, 2016, end-of-period and average Commercial Portfolio balances stood at $6.9 billion (-3% QoQ and YoY) and $7.0 billion (-3% QoQ, -2% YoY), respectively, mainly as the result of reducing risk exposures in the Commercial Portfolio.

•	Overall credit quality remained sound at 0.43% of non-performing loans (“NPL”) to total loan portfolio as of March 31, 2016, compared to 0.78% as of December 31, 2015, and 0.32% as of March 31, 2015. The ratio of total allowance for expected credit losses to total Commercial Portfolio ending balances increased to 1.40% (+7 bps QoQ, +15 bps YoY) on lower ending portfolio balances and adjustments to account for expected lifetime credit losses regarding certain exposures. The ratio of total allowance for expected credit losses to NPL amounted to 3.4 times, versus 1.8 times, and 4.2 times, respectively.

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	1Q16	4Q15	1Q15
Key Income Statement Highlights
Operating revenues	$37.0	$43.6	$42.2
Operating expenses	$12.4	$13.1	$13.1
Business Profit (1)	$28.1	$25.3	$27.4
Non-Core Items (2)	$(4.7)	$(2.0)	$2.4
Net Profit	$23.4	$23.2	$29.9
Profitability Ratios
Earnings per Share ("EPS") (8)	$0.60	$0.60	$0.77
Return on Average Equity (“ROAE”) (3)	9.6%	9.5%	13.0%
Business ROAE (4)	11.6%	10.4%	11.9%
Business Return on Average Assets	1.46%	1.27%	1.40%
Net Interest Margin ("NIM") (6)	2.06%	1.90%	1.84%
Net Interest Spread ("NIS") (5)	1.85%	1.72%	1.68%
Efficiency Ratio	33%	30%	31%
Business Efficiency Ratio (7)	30%	29%	33%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio	$6,914	$7,155	$7,093
Treasury Portfolio	$282	$250	$394
Total Assets	$7,669	$8,286	$7,955
Market capitalization	$945	$1,010	$1,276
Tier 1 Basel III Capital Ratio (9)	15.9%	16.1%	16.4%
Leverage (times) (10)	7.8	8.5	8.4
Liquid Assets / Total Assets (11)	9.7%	15.3%	11.6%
NPL to gross loan portfolio	0.43%	0.78%	0.32%
Total allowance for expected credit losses to Commercial Portfolio	1.40%	1.33%	1.25%
Total allowance for expected credit losses to NPL (times)	3.4	1.8	4.2

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CEO's Comments

Mr. Rubens V. Amaral Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s First Quarter 2016 results: “We delivered solid and healthy core results in a quarter that traditionally is the slowest in Latin America, proving the capacity of Bladex to perform well in a more challenging economic environment. This positive financial performance allowed the Bank to absorb non-recurring losses stemming from our investment in an asset management vehicle that had originally been designed to generate fee income for the Bank. While this fee income never materialized in a sustained fashion, the vehicle´s overall performance has proved to be highly accretive inception-to-date, albeit with a high degree of market-driven volatility. Unfortunately, this first quarter of 2016 was proof yet again of this high volatility, resulting in a setback of nearly $5 million for the Bank. We divested our core interest in this operation three years ago, and consequently de-consolidated it from our business. On April 1, the third anniversary of the sale, our commitment to maintain a minimum investment expired, and redemption requests were promptly made to terminate the remainder of our investment.

The overall economic environment continues to be very challenging, as GDP growth remains sluggish and trade flows are increasing only modestly in light of continued downward trends in commodity prices. Bladex continues well positioned to benefit in this type of environment as our business origination remains fairly resilient in USD terms, boosting the number of transactions instead, and proving the value of a dependable, client-focused, and truly pan-regional franchise. Regarding credit quality, we continue to make progress in further diversifying our risk exposures by country, by industry sector and by client, while closely managing the small number and amounts of credits in non-performing status.

And while YoY fee and other income growth appears to be modest at this stage, we remain quite optimistic regarding our prospects in both the traditional letters of credit and the structuring and syndication businesses. The pipeline of mandated structured transactions, in particular never looked better, and we look forward to successful closings throughout the remainder of the year. The first quarter of 2016 also demonstrated continued progress in regards to cost discipline and improving business efficiency, as the core efficiency ratio reached 30%.

We are very pleased to see all the above elements clearly mark the high level of performance that Bladex is capable to deliver on a consistent basis, irrespective of these less-than-stellar market conditions.” Mr. Amaral concluded.

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RECENT EVENTS

▪	Annual Shareholders’ Meeting: At the Annual Shareholders’ Meeting held on April 13, 2016, in Panama City, Panama, Mr. João Carlos de Nóbrega Pecego was re-elected as Director representing Class “A” shareholders, and Mr. Herminio A. Blanco and Mrs. Maria da Graça França, were re-elected as Directors of the Bank representing Class “E” shareholders. Also, Mr. Ricardo M. Arango was elected as Director of the Bank representing Class “E” shareholders to replace Mr. William D. Hayes, who retired from the Board. Furthermore, shareholders approved the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2015, the appointment of Deloitte as the Bank’s registered independent public accounting firm for the fiscal year ending December 31, 2016, and, on an advisory basis, the compensation of the Bank’s executive officers.

▪	Quarterly dividend payment: At the Board of Director’s meeting held April 12, 2016, the Bank’s Board approved a quarterly common dividend of $0.385 per share corresponding to the first quarter 2016. The dividend will be paid on May 11, 2016, to stockholders registered as of April 25, 2016.

▪	Bladex’s final contractual redemption on investment funds: On April 1, 2016, and following the expiration of its commitment to invest, the Bank proceeded to redeem its remaining participation in the investment funds.

Notes:

-	Numbers and percentages set forth in this press release may not add due to rounding.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

(1)	Business Profit refers to Net Profit, deducting non-core items.

(2)	Non-Core Items include the net results from the participations in the investment funds recorded in the “gain (loss) per financial instrument at fair value through profit or loss – investment funds” line item, and other expenses related to investment funds.

(3)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

(4)	Business ROAE refers to annualized Business Profit divided by average stockholders’ equity.

(5)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

(6)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

(7)	Business Efficiency Ratio refers to consolidated operating expenses as a percentage of net operating revenues excluding non-core items.

(8)	Earnings per Share (“EPS”) calculations are based on the average number of shares outstanding during each period.

(9)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

(10)	Leverage corresponds to assets divided by stockholders’ equity.

(11)	Liquid assets consist of cash and due from banks and interest-bearing deposits in banks, excluding margin calls and pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

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SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating profit and return on equity in future periods, including income derived from the Treasury Business Segment, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s provision for expected credit losses; the need for additional provisions for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

ABOUT BLADEX

Bladex is a multinational bank originally established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX).

Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

The Bank, headquartered in Panama, has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through March 31, 2016, Bladex had disbursed accumulated credits of approximately $234 billion.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Friday, April 15, 2016 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

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The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions.  The replay passcode is: 51488761.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: +507 210-8630

E-mail address: cschech@bladex.com

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